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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056
For the period ending November 30, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4
Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .]

LIST OF DOCUMENTS

1°
Press release issued by Cambior Inc. on November 1, 2002 announcing an update on the drilling program at the Sleeping Giant mine and long-term renewal of the labour agreement;

2°
Press release issued by Cambior Inc. on November 6, 2002 announcing drilling results from la Grande Sud project;

3°
Press release issued by Cambior Inc. on November 21, 2002 announcing a new $65 million financing commitment for Rosebel Gold project;

4°
Press release issued by Cambior Inc. on November 25, 2002 announcing excellent drilling results at the DOyon mine; and

5°
Press release issued by Cambior Inc. on November 28, 2002 announcing the exercise of Cambior warrants by Jipangu.

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 1, 2002

UPDATE ON THE DRILLING PROGRAM AT THE SLEEPING GIANT MINE AND
LONG-TERM RENEWAL OF THE LABOUR AGREEMENT

        Cambior Inc. and Aurizon Mines Ltd., co-owners of the Sleeping Giant mine located near Amos in northwestern Québec, are pleased to announce results from an intensive drilling program at the Sleeping Giant mine, as well as the long-term renewal of the labour agreement.

DRILLING RESULTS

        During the third quarter of 2002, nearly 18,000 meters of diamond drilling were completed, totalling 88 drill holes on a grid ranging from 20 meters by 20 meters to 50 meters by 50 meters within the structures. The majority of the drilling (15,300 meters) targeted the extension of Zone 8 with the aim of identifying additional mineral resources and reserves between levels 485 and 785.

        The results of the ongoing drilling program confirmed the extension of Zone 8 over more than 150 meters towards the south and the presence of the vein at depth. The drill holes identified the presence of a mineralized quartz structure with very good widths and economic grades. Additionally, the program allowed the identification of new, promising mineralized structures on level 785.

        The best drilling values are as follows:

Table 1: Development drilling results (Zone 8)

Hole no.(1)	From (m)	To (m)	Grade(2)/True Thickness g Au/t/m
48-405 *	131.7	133.5	26.1/1.8
48-407 *	151.5	154.9	23.0/2.1
48-414 *	198.6	201.2	16.0/1.8
48-418 *	155.3	156.8	13.8/1.8
48-420 *	222.1	223.2	27.0/1.8
48-423 *	169.2	169.9	22.9/1.8
48-428 *	200.7	202.4	30.9/1.8
48-432 *	172.7	173.4	25.7/1.8
66-551 **	314.8	316.0	37.5/1.4
66-552 **	309.3	312.3	28.4/2.3
66-553 **	340.5	344.4	39.3/3.7
66-556 **	365.9	368.0	32.7/1.4

Table 2: Exploration drilling results (New structures on level 785)

Hole no.(1)	From (m)	To (m)	Grade(2)/True thickness g Au/t/m
78-194	150.5	153.0	9.5/1.4
78-208	83.8	84.8	11.6/1.6
	93.5	94.5	12.1/1.6
78-212	337.3	338.1	18.4/1.8
	352.7	353.4	10.2/1.8

        Detailed drilling results, as well as longitudinal sections, are attached to this release.

Quality control

        Supervision of the development and exploration drilling was carried out by the personnel of the mine under the supervision of Claude Gobeil, P. Eng., Chief Geologist of the Sleeping Giant mine. Mr. Gobeil is a "qualified person"(3) employed by Cambior for more than 15 years.

(1)
*      Higher values in the southern portion of the lens
**
Higher values in the lower portion of the lens
(2)
When necessary, the higher values were capped at 90 g Au/t or 70 grams-meters metal factor.
(3)
A "qualified person", as defined by National Instrument 43-101, is an individual who is an engineer or geoscientist having at least five years experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has the experience relevant to the subject matter of the mineral project and the technical report and is member in good standing of a professional association.

2

        Results are subjected to a quality control program. This program includes rigorous on-site control and a program of duplicate assays and control samples, including check assays on 5% of the drill-core samples from the mineralized zones by an independent laboratory, in this case Laboratoire Bourlamaque Ltée of Val d'Or. To date, all the results of the samples re-assayed by Laboratoire Bourlamaque corroborated the mine's analyses. This laboratory, as well as that of the Sleeping Giant mine, uses the fire assay technique followed by the atomic absorption method, as per industry standards.

        Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The exploration program has been fruitful and we are pleased with the drilling results which have allowed us to extend the mineralized lenses, in particular Zone 8 at depth, and to identify new mineralized structures. The results are very encouraging. We remain optimistic that we will discover new mineral resources as exploration continues. For the fourth quarter of 2002, the drilling program is expected to include 23,400 meters of drilling on the potential sectors of Zone 8, laterally and at depth".

        David P. Hall, President of Aurizon said: "Historically, exploration at Sleeping Giant has discovered new zones to sustain production and extend the mine life. We are very encouraged by the results of the current program which indicate good potential for the development of the lower portion of the deposit. A feasibility study is currently underway to identify different alternatives, including deepening the shaft, to access these zones at depth".

Figures

        The figures describing the mineralized lenses mentioned in the text are attached to this press release. If you did not receive them, you can download them with this press release from the Cambior website, www.cambior.com, or the Aurizon website, www.aurizon.com, or you can request them by contacting us at the numbers indicated at the end of this release.

RENEWAL OF THE LABOUR AGREEMENT FOR 5 YEARS

        Cambior and Aurizon are also pleased to announce that they concluded an agreement with the 140 unionized mine workers for a period of five years, retroactive to August 1, 2002, and terminating on July 31, 2007. The hourly employees, represented by the United Metallurgists of America (Metallos), will receive wage increases of 2.5% from August 1, 2002, and 2% per year for the four subsequent years. The offer also includes improvements to various social benefits.

        Cambior and Aurizon appreciate the efforts made by the parties to arrive at an agreement for the long-term renewal of the labour agreement.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

        Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

3

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager - Investor Relations Tel.: (450) 677-2699 Fax: (450) 677-3382 E-mail: info@cambior.com Website: www.cambior.com PR-2002-28	AURIZON MINES LTD.
David P. Hall, President
Or
Patrick Soares, Manager - Investor Relations
Tel: (604) 687-6600
Toll-free: 1-888-411-GOLD
Fax: (604) 687-3932
E-mail: info@aurizon.com
Website: www.aurizon.com

4

Annex 1

**Sleeping Giant Mine**

## Longitudinal Section
# Zone 8
### Drilling Program

Level 355
Level 415
Level 485
Level 545
Level 605
Level 665
Level 725
Level 785
Level 855
Level 915
Level 975
11.2/1.9
14.4/1.8
27.0/1.8
16.4/1.8
11.5/1.8
30.9/1.8
22.9/1.8
8.5/1.8
13.8/1.8
50.3/1.8
7.1/1.8
12.4/1.8
9.3/1.8
8.4/1.8
18.4/1.8
17.9/1.5
18.3/1.4
19.3/1.4
37.5/1.4
59.4/1.4
39.3/3.7
28.4/2.3
12.3/1.4
8.4/1.4
21.4/1.4
32.7/1.4
7.4/1.4
7.3/1.4
7.4/1.4
9.0/1.4
0
100
metres

- Mineral Reserves
- Resources
- Drilling Targets
- Current Drill Holes
- Previous Drill Holes
- Less than 7 g Au/t
- Results to come

Annex 2

Annex 3

DRILLING RESULTS

DEVELOPMENT DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

* Higher values in the southern portion of the lens

** Higher values in the lower portion of the lens

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
14-85	8	240.3 348.1	240.8 348.6	8.7 0.5	0.5 0.5	g Au/t/m tr/1.8
14-86	8 Incomplete, waiting for results	133.0 384.0 453.8	134.0 384.5 454.3	12.8 7.3 8.6	1.0 0.5 0.5	2.4/1.8
14-87	8	345.2	346.2	0.7	1.0	0.3/1.8
14-88	8	471.6	474.6	11.2	3.0	11.2/1.9
48-350	8	206.2 207.2	207.2 208.2	2.6 12.1	1.0 1.0	6.2/1.8
48-382	8 Incomplete, waiting for results	194.1	194.6	2.2	0.5
48-403		20.0 58.7	21.0 59.2	14.1 11.1	1.0 0.5
48-404	8	22.8 101.1 140.0 140.5	23.3 101.6 140.5 141.0	18.5 13.8 0.6 24.5	0.5 0.5 0.5 0.5	3/1.8 3.5/1.8 6.6/1.8	*
48-405	8	24.7 131.7 132.7	25.4 132.2 133.5	10.9 9.1 59.2	0.7 0.5 0.8	2.7/1.8 26.1/1.8	*
48-406	8	23.9 133.9 173.6	24.5 134.5 174.1	12.1 43.8 8.8	0.6 0.6 0.5	2.3/1.8 13.6/1.8 2.1/1.8	*
48-407	8	38.3 142.9 151.5 152.0 154.0 160.4	38.8 143.6 152.0 153.0 154.9 161.4	9.8 53.1 147.8 10.8 24.9 10.3	0.5 0.7 0.5 1.0 0.9 1.0	2.5/1.8 19.5/1.8 23/2.1 4.5/1.8	*
48-408	8	22.1 24.8 114.9 115.4 148.7 149.2 150.2	23.1 25.4 115.4 115.9 149.2 150.2 150.7	11.3 20.9 18.4 6.2 6.6 1.9 3.2	1.0 0.6 0.5 0.5 0.5 1.0 0.5	2.9/1.8 0.6/1.8 12.3/1 1.9/1.8	*
48-409	8	31.0 166.5	31.6 167.0	32.6 6.1	0.6 0.5	7.7/1.8 1.7/1.8	*

Annex 3

DRILLING RESULTS
DEVELOPMENT DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

* Higher values in the southern portion of the lens

** Higher values in the lower portion of the lens

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
48-410	8	25.7 26.2 131.3 163.5 164.0 164.5	26.2 26.7 131.9 164.0 164.5 165.0	6.3 11.6 6.0 0.3 1.6 0.8	0.5 0.5 0.6 0.5 0.5 0.5	3.8/1.8 0.6/1.8	*
48-411	8	31.2 31.8 33.6 170.0	31.8 32.4 34.2 170.6	47.2 27.2 37.6 0.0	0.6 0.6 0.6 0.6	21.4/1.8 Tr	*
48-412	8	39.3 188.6 193.3	39.8 189.1 194.0	8.3 40.8 12.0	0.5 0.5 0.7	0.7/1.8 7.7/1.8 3.2/1.8	*
48-413	8	57.1 220.2	57.6 220.8	14.0 1.6	0.5 0.6	1.5/1.8 0.5/1.8	*
48-414	8	37.1 38.1 198.6 199.6 200.4 202.0 203.0	38.1 39.1 199.6 200.4 201.2 202.5 203.5	22.0 4.0 1.1 45.0 1.2 5.7 18.0	1.0 1.0 1.0 0.8 0.8 0.5 0.5	7.8/1.8 1.6/1.8 5.8/1.8	*
48-415	8	185.0 186.4 189.8	186.0 187.3 190.3	6.1 58.1 4.7	1.0 0.9 0.5	2.2/1.8 23.8/1.8 0.7/1.8
48-416	8	23.4 152.6 172.8 173.3 174.0	24.4 153.1 173.3 174.0 175.0	21.3 12.1 18.3 9.2 8.3	1.0 0.5 0.5 0.7 1.0	2.2/1.8
48-417	8	207.2	207.7	1.8	0.5	0.4/1.8
48-418	8	33.7 155.3 156.0	34.3 156.0 156.8	29.3 1.3 32.3	0.6 0.7 0.8	13.8/1.8	*
48-419	8	203.4 203.9	203.9 294.4	4.7 12.6	0.5 0.5	2.9/1.8
48-420	8	222.1 222.7	222.7 223.2	214.2 86.4	0.6 0.5	27/1.8	*
48-421	8	182.5 183.0	183.0 183.5	4.2 0.3	0.5 0.5	1.2/1.8
48-422	8	202.2 202.9	202.9 203.4	16.1 21.6	0.7 0.5	11.5/1.8

Annex 3

DRILLING RESULTS
DEVELOPMENT DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

* Higher values in the southern portion of the lens

** Higher values in the lower portion of the lens

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
48-423	8	41.5 110.0 169.2	42.0 110.5 169.9	7.3 15.3 66.5	0.5 0.5 0.7	22.9/1.8	*
48-424	8	30.8 101.9 170.3 170.8 171.3 171.8 177.4	31.3 102.4 170.8 171.3 171.8 172.3 178.0	7.6 44.0 71.9 139.7 1.8 19.5 8.3	0.5 0.5 0.5 0.5 0.5 0.5 0.6	50.3/1.8
48-425	8	36.4 48.8 179.4	37.2 49.4 179.9	12.3 57.9 45.1	0.8 0.6 0.5	10.6/1.8
48-426	8	29.5 30.5 102.7 173.1 177.5 181.0 183.9 184.4 196.3	30.0 31.2 103.2 173.6 178.0 181.5 184.4 184.9 196.8	13.1 8.8 18.9 9.4 10.3 22.7 32.9 0.5 8.8	0.5 0.7 0.5 0.5 0.5 0.5 0.5 0.5 0.5	7.1/1.8
48-427	8	32.2 85.6 163.9 164.6 165.4	32.7 86.1 164.6 165.4 165.9	12.7 8.8 16.7 0.0 2.8	0.5 0.5 0.7 0.8 0.5	5.9/1.8
48-428	8	34.5 198.7 200.7 201.2 201.9	35.0 199.2 201.2 201.9 202.4	8.6 12.0 8.7 104.0 59.2	0.5 0.5 0.5 0.7 0.5	30.9/1.8	*
48-432	8	172.7 180.2	173.4 181.0	115.4 7.9	0.7 0.8	25.7/1.8	*
48-436	8	22.4 22.9 142.3 157.0	22.9 23.4 142.8 157.5	47.9 15.3 8.8 4.7	0.5 0.5 0.5 0.5	1/2.1/8
48-445	8	233.9 234.4	234.4 234.9	71.7 9.1	0.5 0.5	14.4/1.8
60-201	25	52.9 122.3 125.3	53.5 123.3 126.3	9.5 3.1 1.0	0.6 1.0 1.0	2.4/1.8 1.6/1.8 0.5/1.8
60-203	No new significant results
60-204	No new significant results
60-205	Incomplete. No new significant results
66-35	8	149.4	150.2	19.2	0.8	8.4/1.8

66-364	8	113.0 113.5	113.5 114.2	7.3 58.5	0.5 0.7	18.4/1.8
	9	121.0	121.5	2.7	0.5	0.5/1.8

Annex 3

DRILLING RESULTS
DEVELOPMENT DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

* Higher values in the southern portion of the lens

** Higher values in the lower portion of the lens

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
66-365	8	151.5 160.0	152.0 160.5	16.3 13.9	0.5 0.5	3.8/1.6
66-366	8	141.0 141.5	141.5 142.1	9.7 6.9	0.5 0.6	4.4/1.6
66-367	8	157.6 158.1 158.6	158.1 158.6 159.2	0.5 22.6 12.9	0.5 0.5 0.6	9.3/1.8
66-368	8	161.5	162.0	2.7	0.5	0.7/1.8
66-445	8	106.0 136.5 139.3	106.5 137.0 139.8	12.0 8.7 4.4	0.5 0.5 0.5	2/1.8
66-468	8	119.3 161.5	119.8 162.0	9.5 21.2	0.5 0.5	4/1.8
66-535	8	113.2 181.8	113.7 182.5	7.6 0.0	0.5 0.7	tr/1.8
66-555	8	71.5 72.0 132.9 375.2 380.2	72.0 73.0 133.9 375.8 380.7	38.9 8.0 7.4 12.5 7.1	0.5 1.0 1.0 0.6 0.5	4.1/1.4
66-558	8	70.5 382.9 383.4 383.9	71.0 383.4 383.9 384.5	18.6 13.8 7.7 0.9	0.5 0.5 0.5 0.5	7.4/1.4
66-559	8	74.3 189.5 351.9	74.8 190.0 352.5	15.4 20.2 25.6	0.5 0.5 0.6	9/1.4
66-551	8	20.0 41.0 314.8 315.4	20.5 41.5 315.4 316.0	27.9 13.6 153.5 13.7	0.5 0.5 0.6 0.6	6.5/1.8 3.3/1.8 37.5/1.4	**
66-552	8	309.3 310.0 310.5 311.3	310.0 310.5 311.3 312.3	46.6 1.6 0.7 51.1	0.7 0.5 0.8 1.0	28.4/2.3

Annex 3

DRILLING RESULTS
DEVELOPMENT DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

* Higher values in the southern portion of the lens

** Higher values in the lower portion of the lens

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
66-553	8	340.5 341.5 342.4 343.4	341.5 342.4 343.4 344.4	103.2 185.1 12.5 8.0	1.0 0.9 1.0 1.0	39.3/3.7
66-554	8	71.0 301.0 302.0	71.5 302.0 303.0	12.7 12.1 1.2	0.5 1.0 1.0	1.9/1.4
66-556	8	70.6 365.9 366.4 366.9 367.5	71.1 366.4 366.9 367.5 368.0	7.4 34.3 51.8 27.6 1.9	0.5 0.5 0.5 0.6 0.5	32.7/1.4	**
66-557	8	343.5 344.0	344.0 344.6	23.7 0.3	0.5 0.6	7.4/1.4
66-560	8	183.7	184.4	0.6	0.7	0.2/1.8
66-561	8	186.3	187.2	8.4	0.9	3.1/1.8
66-562	8	159.8 199.9	160.3 200.8	7.9 28.6	0.5 0.9	12.4/1.8
66-563	8	250.0	No additional significant results
66-588	Waiting on results
78-197	8 Incomplete, waiting for results	1.2 167.9	1.7 168.6	7.0 0.5	0.5 0.7	tr/1.4
78-198	8 Incomplete, waiting for results	203.1	203.6	0.7	0.5	0.1/1.8
78-200	8 Incomplete, waiting for results	124.1	125.0	2.5	0.9	1.3/1.4
78-201	8	37.6 116.7	38.1 117.4	17.3 3.0	0.5 0.5	1/1.4
78-202	8	38.7 117.9	39.4 118.7	10.0 3.5	0.5 0.8	1.9/1.4
78-203	8	40.0 118.8	40.5 119.5	14.1 2.8	0.5 0.7	1.6/1.4
78-204	8	119.0 120.0	120.0 121.0	0.9 1.5	1.0 1.0	1.2/1.4
78-205	8	33.8 117.7	34.3 118.3	10.3 18.0	1.0 1.0	5.9/1.4
78-207	8	129.7	130.2	6.4	0.5	2/1.4
78-211	8	127.5 128.5	128.5 129.5	0.9 5.5	1.0 1.0	4/1.4

Annex 3

DRILLING RESULTS

EXPLORATION DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
14-71	Incomplete	582.8	583.0	0.0	0.5
14-84		407.5 449.8 742.3	408.0 450.2 743.5	0.8 0.3 2.3	0.5 0.4 1.2	1.3/1.8
35-358	H	81.5 89.1 178.6 241.8 242.3 242.8 257.3 373.8 374.3 405.9 434.8 435.3 461.0 515.4	82.0 89.6 179.1 242.3 242.8 243.8 257.8 374.3 374.8 406.7 435.3 435.8 461.5 515.9	3.1 3.0 3.3 7.6 10.0 1.9 3.5 2.3 1.3 2.1 6.0 1.1 4.4 2.7	0.5 0.5 0.5 0.5 0.5 1.0 0.5 0.5 0.5 0.8 0.5 0.5 0.5 0.5	6.3/1.4 1.1/1.4 2.4/1.4 0.7/1.4
35-393	H ZLAM	63.2 134.4 206.9 295.2 307.7 400.8 464.7 465.3	63.7 135.4 207.4 295.7 308.7 401.3 465.3 467.3	6.3 7.3 4.0 0.0 0.0 51.2 16.4 3.2	0.5 1.0 0.5 0.5 4.0 0.5 0.6 2.0	1.1/1.8 4.3/1.8 1.1/1.8 17.2/1.4 6.2/2.5
35-395	E-W 3 H ZLAM	271.2 413.2 489.4 537.8 549.0	271.7 413.4 489.9 538.8 549.5	42.6 0.0 22.6 5.3 5.2	0.5 0.8 0.5 2.5 0.5	10.3/1.8 7.5/1.4 5.3/2.3 1.3/1.8
36-396	Incomplete N-S 1 E-W 3 H ZLAM	173.3 245.6 323.8 351.4 365.9 399.9 423.5 443.5 484.8 529.5	174.3 246.2 324.3 351.9 366.9 400.4 424.0 446.0 485.3 530.5	22.3 0.4 29.6 16.9 6.7 6.0 19.6 2.7 16.6 4.9	1.0 0.6 0.5 0.5 1.0 0.5 0.5 2.5 0.5 1.0	15.0/1.4 5.3/1.8 3.6/1.8 3.0/1.8 1.3/1.8 6.8/1.4 2.7/2.2 5.6/1.4 2.4/1.8
66-378		14.6 38.1	15.6 38.6	19.2 9.4	1.0 0.5	6.1/1.8

Annex 3

DRILLING RESULTS
EXPLORATION DRILLING RESULTS

Note:

When necessary, the higher values were capped at 90 g Au/t or 70 grams meters metal factor.

Hole no.	Zone	From (m)	To (m)	Au (g/t)	Length (m)	Grade/True Thickness g Au/t/m
78-191	30W	53.0 142.0 166.5 169.5 234.4	54.0 142.6 167.0 170.0 234.9	0.3 7.2 6.9 13.2 13.7	1.0 0.6 0.5 0.5 0.5	5.1/1.4 4.4/1.4
78-194	Incomplete Results New Structures	150.5 151.5 152.0	151.5 152.0 153.0	5.6 24.9 6.6	1.0 0.5 1.0	9.5/1.4
78-196	No significant results
78-208		83.8 84.3 93.5	84.3 84.8 94.5	1.1 47.3 21.0	0.5 0.5 1.0	11.6/1.6 12.1/1.6
78-212	6N New structures 3 N	158.6 159.1 159.6 313.5 337.3 352.7 576.3	159.1 159.6 160.1 314.0 338.1 353.4 577.0	3.9 16.1 3.4 17.9 60.1 40.9 31.7	0.5 0.5 0.5 0.5 0.8 0.7 0.7	7.6/1.6 3.2/1.6 18.4/1.8 10.2/1.8 7.5/1.8

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 6, 2002

DRILLING RESULTS FROM LA GRANDE SUD PROJECT

        Cambior Inc., joint-venture partner with Virginia Gold Mines Inc. on the La Grande Sud property located in the James Bay region of Quebec, is pleased to announce the results from the most recent drilling completed on the property. These results follow the 10-drillhole, 2,520-meter diamond drilling program carried out in August and September 2002. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

        Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by Virginia Gold Mines Inc. on March 11, 1999), targeted the extension of Zone 32 at depth. The drillhole intersected an interval containing 4.4 g Au/t over 7.4 meters and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is encased in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor quartz-chalcopyrite veins and pyrite-chalcopyrite veinlets.

        The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned 8.7 g Au/t over of 4.6 meters (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of 3.2 g Au/t over 3.2 meters. Although there is weak sulphide mineralization, Zone 30 is evenly sub-economic and characterized by a generally mineralized North-South envelope.

        The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, are attached to this press release.

		Depth
Zone	Hole	From (m)	To (m)	Length intersected(1) (m)	Assay (g Au/t)
32	LGS02-198 (L16+40E/5+08S)	566.0	573.4	7.4	4.4
30	LGS02-197 (L23+60E/1+25N)	127.2 Including: 131.0	131.8 131.8	4.6 0.8	8.7 63.2
30	LGS02-203 (L23+70E/0+70N)	125.3	128.5	3.2	3.2

(1)
Drilling intersected the zones at steep angles representing nearly true thicknesses.

        The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

NEW DRILLING PROGRAM

        A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the extension east of the Pari showing. The total exploration budget for 2002 will amount to approximately Cdn $ 450,000. Cambior is the project manager.

        The drilling program was carried out by employees of Cambior, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Ms. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by Cambior for more than 6 years and has more than 20 years of exploration experience.

        On June 1, 1999, Cambior concluded a joint-venture option agreement whereby Cambior can acquire an undivided interest of 50% in the La Grande Sud project by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade at the Toronto Stock Exchange.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager — Investor Relations Tel: (450) 677-2699 Fax: (450) 677- 3382 E-mail: info@cambior.com Internet: www.cambior.com
PR-2002-29

Appendix 1

CAMBIOR INC. — VIRGINIA GOLD MINES INC.

DRILL RESULTS — AUGUST AND SEPTEMBER 2002

LA GRANDE SUD PROPERTY

Depth
Length intersected(1) (m)
Hole #	SECTOR	From (m)	To (m)		g Au/t	% Cu
LGS02-195	ZONE 30	179.40 200.70	180.10 201.60	0.70 0.90	2.3 1.9	0.37 0.33
LGS02-196	ZONE 30	107.10 132.00 184.40 230.00	108.40 133.50 185.10 234.00	1.30 1.50 0.70 4.00	2.7 1.3 4.9 1.3
LGS02-197	ZONE 30	127.20 Incl. 131.00 135.50	131.80 131.80 136.00	4.60 (capped at 34.29 g/t Au) 0.80 0.50	8.7 (capped at 34.29 g/t Au) 63.2 2.2	0.12
LGS02-198	ZONE 32	12.60 88.30 413.90 553.70 563.60 566.00 573.90	13.10 88.80 416.90 554.40 564.20 573.40 575.40	0.50 0.50 3.00 0.70 0.60 7.40 1.50	11.4 2.4 3.1 2.4 1.5 4.4 1.1	0.24 0.16 0.21 0.25
LGS02-203	ZONE 30	125.30 141.80 143.50 151.00 155.00	128.50 142.30 144.00 152.50 155.60	3.20 0.50 0.50 1.50 0.60	3.2 4.0 1.7 2.3 3.3

(1)
Drilling intersected the zones at steep angles representing nearly true thicknesses.

Notes:

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu. None of the geophysical anomalies tested returned significant results.

Appendix 2

N
S
W
E
Radisson
Robert Bourassa Power plant
Robert Bourassa reservoir
La Grande 3 Power plant
To Chisasibi
Baie James road
Zone 32
La Grande Sud project
Trans-Taïga road
La Grande Sud Volcano-sedimentary belt
Matagami 544km
Project location
0 5 10 km
Robert Bourassa reservoir
Plutonic rocks (Duncan intrusions)
La Grande Sud volcano-sedimentary belt (Yasinski group)
Pari Showing
Ugo Showing
Brèche Showing
Mico-Milan Showing
La Grande Sud Tonalite
Zone 30
Trans-Taïga road
Zone 32
La Grande Sud Project
Local geology
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
LGS02-198
4.4/7.4m
LGS98-158
3.2/5.0m
Inferred mineral resources with
1g/t Au minimum cut-off grade
(March 11th, 1999 Press release)
La Grande Sud project
Longitudinal section looking north
Zone 32

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 21, 2002

All amounts are in US dollars

CAMBIOR SECURES NEW $65 MILLION FINANCING COMMITMENT FOR ROSEBEL GOLD PROJECT

        Cambior is pleased to announce today that a commitment for a new credit facility has been received from a group of financial institutions for an amount of $65 million. The lead arranger for the facility is Scotia Capital and the banking syndicate is comprised of Standard Bank London Limited (syndication agent), the Bank of Nova Scotia, Société Générale and NM Rothschild and Sons Limited. The loan may be further syndicated.

        The credit facility consists of a non-revolving term loan for an amount of $55 million and a $10 million revolving credit facility, maturing on December 31, 2007. The term loan minimum repayments are scheduled as follows, with the initial reimbursement due on June 30, 2004:

•	2004:	$15 million	($5 million per quarter)
•	2005:	$16 million	($4 million per quarter)
•	2006:	$16 million	($4 million per quarter)
•	2007:	$ 8 million	($2 million per quarter)

	Total:	$55 million

        The credit facility will bear interest at the London Interbank Offering Rate ("LIBOR") + 2.50% from the beginning of the construction of the Rosebel Project to the achievement of completion of the Rosebel Project as defined under the terms of the agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

        This new credit facility will be used mainly to repay the $22 million balance under the existing credit facility and to finance the construction and development of the Rosebel Gold Project, located in Suriname. The additional funds required to finance the construction and development of Rosebel will come from available cash resources and operating cash flow generated from the Company's mining operations. As at September 30, 2002, Cambior had $35 million in cash resources.

        Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior will have the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant will allow Cambior to pursue its reduction of its Revenue Protection Program in accordance with its corporate strategy.

        The agreement with the lenders is subject to the maintenance of various covenants and financial ratios similar to those currently in force. In addition, Cambior has agreed to repay up to $5 million from proceeds from the exercise of warrants in 2003 or new share issues.

        The agreement with lenders is subject to Cambior securing necessary operating and development permits for the Rosebel Project from the Government of Suriname and subscribing to political risk insurance coverage for its investment in the project.

COMMENTARY

        Louis P. Gignac, President and Chief Executive Officer of Cambior, stated that "we are pleased with the confidence expressed by the lenders in our Company and in the Rosebel Project. The new facility combined with our cash resources will provide us with the necessary funding to construct and develop the Rosebel Project in accordance with our timetable. The development of the Project will allow Cambior to maintain its current gold production profile while reducing our mine operating cost below $200 per ounce. We anticipate securing the additional requirements to allow for construction release of Rosebel before year end".

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-30

2

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 25, 2002

EXCELLENT DRILLING RESULTS AT THE DOYON MINE

        Cambior Inc. is pleased to announce the results to-date of the 2002 exploration drilling program at the Doyon mine, located within the prolific Bousquet-Cadillac mining camp in northwestern Québec. The 2002 exploration drilling campaign includes nearly 15,000 meters of diamond drilling, of which 13,700 meters have been completed to-date, totaling 27 drill holes located near mining infrastructure between levels 10 and 14 on the extensions of known mineralized bands at the Doyon mine, as well as on the main altered corridors which represent the best potential. Assay results confirm the gold-bearing character of the mineralization intersected on the extension of zones F, M and Y, and also allow the addition of a new corridor of gold bearing veins (Zone J) intersected 125 meters to the east of mine infrastructure.

Exploration Drilling Results — Zone J

        In the Zone J, drill holes R11800-02, R11871-02, R11872-02 and R11873-02 cut two mineralized bands; the best results are expressed in the following table:

Hole No.	From (m)	To (m)	Grade(1) (g Au/t)	True Thickness (meters)
R11800-02	98.0	106.5	4.2	6.4
	119.5	125.5	23.2	4.5
R11871-02	95.0	98.0	10.9	3.0
R11872-02	98.0	102.0	10.6	3.2
R11873-02	36.5	46.0	4.1	5.8
	129.5	138.5	20.5	4.6

(1)
When necessary, the mineralized intersections were capped at 70 g Au/t.

        The detailed drilling results, as well as the Doyon mine longitudinal section and level plan are attached to this press release.

        Mineralization is contained in a slightly sheared and altered alaskite and is characterized by a system of quartz veins rich in chalcopyrite with average thicknesses varying between 3 and 15 cm. The quartz vein network, characterized by the presence of native gold, trends east-south-east to east-west. Exploration of Zone J is continuing aggressively in order verify the lateral extension of the mineralization.

Exploration Drilling Results — East Sector

        Exploration work is also currently underway 250 meters to the east of the mine on a band of schist, the host rock of Zone 1. A surface drill hole dating back to 1995 was redrilled and intersected 4.4 g Au/t over a width of 3.0 meters, thus replicating an intersection of 7.7 g Au/t over 3 meter. The intersected mineralization appears as finely disseminated pyrite contained within a sericite schist unit. Two other drill holes are currently underway to the west of these intersections in order to test possible extensions.

Development Drilling Results — Good Extensions of Zones M, T and Y

        Development work on the immediate extensions of Zones M, T and Y confirms the extension at depth of these mineralized corridors, already in production on higher levels. The drill holes covering the northern portion of the M veins confirm the presence of economic minerals, with the best results as follows: 12.7 g Au/t over 3.1 meters, 6.1 g Au/t over 3 meters and 9.0 g Au/t over 4.2 meters. This portion of Zone M is comprised of a network of quartz veins from 3 to 10 cm in thickness containing variable proportions of pyrite and chalcopyrite accompanied locally by native gold.

        In the south-eastern portion of the mine, development drilling on Zones T and Y also confirmed the extension of the mineralized zones at depth and laterally. Zone T is the most significant mineralized structure and was intersected by several drill holes. The best results obtained on this zone returned intersections of 5.8 g Au/t over 4.2 meters and 28.1 g Au/t over 3 meters. Finally, drilling is currently underway along the corridor of Zone Y, returning to date some interesting results: 13.9 g Au/t over 3 meters, 25.3 g Au/t over 3 meters and 7.4 g Au/t over 3 meters. Upcoming drilling will make it possible to confirm the economic potential of these gold bearing structures.

        Louis P. Gignac, President and Chief Executive Officer, stated: "We are very pleased that the exploration drilling results to-date at the Doyon mine indicate excellent gold mineralization potential at depth and in the lateral extensions of the mine. These results encourage us to aggressively pursue drilling in these new mineralized corridors as well as drilling from surface on the entire property".

        The Doyon mine, in operation since 1980, has an excellent history of mineral reserve renewal. The mine life, at current mining rates, is approximately eight years. Since commercial production began, the mine has produced a total of 4.5 million ounces of gold.

Quality control

        Supervision of the exploration drilling was carried out by the personnel of the mine, under the supervision of Mr. Daniel Doucet, P. Eng., head of the geology department of the Doyon mine. Mr. Doucet is a qualified person (as defined by National Instrument 43-101) employed by Cambior for 5 years and with more than 16 years of experience in the mining industry.

        Results were subjected to a quality control program. This program includes rigorous control and a program of duplicate assays and core samples from the mineralized zones by an independent laboratory. To date, all the results of the samples assayed by the mine-site laboratory were corroborated by re-assaying by Chimitec Laboratory of Val d'Or. Both laboratories use the fire assay technique followed by the atomic absorption method and gravimetric analysis, as per industry standards.

        The maps describing the mineralized zones mentioned in the text are attached to this press release. If you did not receive them, you can download them with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the AMEX.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-31

APPENDIX 1
Results from the 2002 Exploration and Development Drilling Campaign at the Doyon Mine

Hole Number	Zone	From (meter)	To (meter)	Grade / Core length g Au/t / meter	Grade / True thickness g Au/t / meter
R11533-02	M	111.0	118.5	1.3 / 7.5	1.3 / 5.0
R11534-02	M M	81.0 91.5	84.0 97.5	3.7 / 3.0 1.0 / 6.0	3.2 / 3.1 1.0 / 5.3
R11535-02	M	141.0	145.5	6.6 / 4.5	4.7 / 3.1
R11629-02	M	124.5	127.5	23.6 / 3.0	12.7 / 3.1
R11669-02	M	186.0	189.0	0.7 / 3.0	0.6 / 3.1
R11670-02	M	163.5	166.5	6.1/3.0	3.4 / 3.1
R11312-02	M	151.5	156.0	7.3 / 4.5	4.6 / 3.1
R11313-02	M	111.0	118.5	9.0 / 7.5	9.0 / 4.2
R11628-02	M	142.5	147.0	3.6 / 4.5	3.0 / 3.1
R11801-02	M	148.5	151.5	3.9 / 3.0	1.9 / 3.1
R11810-02	M	142.5	145.5	2.1 /3.0	1.1 / 3.1
R11821-02	M	106.5	110.5	1.3 / 4.0	1.1 / 3.1
R11830-02	M	99.0	102.0	2.1 / 3.0	1.6 / 3.1
R11831-02	M	99.0	102.0	4.6 / 3.0	3.7 / 3.1
R11832-02	M	92.5	95.5	5.1 / 3.0	4.4 / 3.1
R11798-02	M			Results Pending
R11875-02	M			Results Pending
R11886-02	M			Results Pending
R11224-02	T Y T	223.5 223.5 249.0 274.5	252.0 231.0 252.0 277.5	1.5 / 28.5 Incl. 2.8 / 7.5 3.2 / 3.0 5.0 / 3.0	1.5 / 23.1 Incl. 2.8 / 6.1 0.7 / 3.0 3.6 / 3.0
R11288-02	T	123.0	126.0	2.7 / 3.0	2.6 / 3.0
R11301-02	T	49.5 49.5 57.0	61.5 54.0 61.5	3.8 / 12.0 Incl. 5.3 / 4.5 And incl. 4.9 / 4.5	3.8 / 11.4 5.3 / 4.3 4.9 / 4.3
R11311-02	T Y Y	124.5 235.5 258.0	129.0 238.5 261.0	5.8 / 4.5 22.2 / 3.0 3.2 / 3.0	5.8 / 4.2 0.9 / 3.0 1.5 / 3.0
R11323-02	T	126.0	129.0	0.1 / 3.0	0.1 / 3.0
R11334-02	T Y	87.0 165.0	90.0 169.5	0.6 / 3.0 4.6 / 4.5	0.6 / 3.0 2.7 / 3.0
R11523-02	T Y Y	46.5 139.5 150.0	49.5 142.5 153.0	0.4 / 3.0 2.7 / 3.0 7.4 / 3.0	0.4 / 3.0 2.4 /3.3 2.5 / 3.0
R11526-02	T Y	57.0 154.5	60.0 162.0	2.1 / 3.0 0.5 / 7.5	1.5 / 3.0 0.5 / 4.0
R11668-02	Y Y Y Y	73.5 111.0 157.5 180.0	82.5 171.0 162.0 184.5	2.5 / 9.0 0.7 / 60.0 Incl. 0.9 / 4.5 And incl. 0.6 / 4.5	2.5 / 4.4 0.7 / 30.3 0.9 / 3.5 0.6 / 3.5

APPENDIX 1 (continued)
Results from the 2002 Exploration and Development Drilling Campaign at the Doyon Mine

Hole Number	Zone	From (meter)	To (meter)	Grade / Core length g Au/t / meter	Grade / True thickness g Au/t / meter
R11688-02	Y Y Y Y	36.0 84.0 145.5 186.0	39.0 96.0 148.5 189.0	5.1 / 3.0 1.2 / 12.0 4.1 / 3.0 6.3 / 3.0	2.1 / 3.0 1.2 / 4.5 2.6 / 3.0 4.0 / 3.3
R11716-02	Y Y Y Y Y	37.5 49.5 69.0 129.0 147.0	42.0 52.5 79.5 132.0 150.0	19.8 / 4.5 55.0 / 3.0 1.1 / 10.5 1.8 / 3.0 0.7 / 3.0	13.9 / 3.0 25.3 / 3.0 1.1 / 4.8 1.6 / 3.3 0.7 / 3.3
R11728-02	T Y	74.5 149.5	79.0 153.5	19.1 / 4.5 5.9 / 4.0	19.1 / 3.9 5.9 / 3.5
R11764-02	Y M M	420.0 552.0 624.0	423.0 555.0 628.0	2.4 / 3.0 6.8 /3.0 52.5 / 4.0	2.0 / 3.0 4.6 / 3.0 46.7 / 3.0
R11772-02	T	274.5	277.5	28.1 / 3.0	26.4 / 3.0
R11765-02				Results Pending
R11771-02	Y	163.5	166.5	6.2 / 3.0	5.3 / 3.3
R11799-02				Results Pending
R11808-02	Y Y	136.5 144.0	139.5 147.0	2.4 / 3.0 4.2 / 3.0	2.4 / 3.3 4.2 / 3.3
R11809-02				Results Pending
R11833-02				Results Pending
R11834-02				Results Pending
R11874-02				Results Pending
R11903-02				Being drilled
R11800-02	J	98.0 119.5	106.5 125.5	4.2 / 8.5 23.2 / 6.0	4.2 / 6.4 23.2 / 4.5
R11871-02	J	82.5 95.0	86.0 98.0	1.2 / 3.5 18.5 / 3.0	1.0 / 3.2 10.9 / 3.2
R11872-02	J	66.0 98.0	69.0 102.0	1.5 / 3.0 10.8 / 4.0	1.2 / 3.2 10.6 / 3.2
R11873-02	J	36.5 129.5	46.0 138.5	4.1 / 9.5 20.5 / 9.0	4.1 / 5.8 20.5 / 4.6
R11269-02	J	301.0 467.5	304.0 470.5	1.9 / 3.0 4.3 / 3.0	1.4 / 3.2 3.1 / 3.2
R11324-02	J	251.5 277.0 298.5 331.5 379.5 417.0	255.0 279.0 300.5 334.5 382.5 421.5	1.9 / 3.5 3.1 / 2.0 4.4 / 2.0 1.8 / 3.0 1.6 / 3.0 1.9 / 4.5	1.1 / 3.2 1.1 / 3.2 1.4 / 3.2 0.9 /3.2 0.9 / 3.2 1.2 / 3.2
R11326-02	J	310.5	313.5	0.7 / 3.0	0.5 / 3.2
R11611-02	J	28.0 217.5 249.0 312.0	32.5 220.5 253.5 315.0	1.2 / 4.5 2.6 / 3.0 4.3 / 4.5 1.1 / 3.0	0.9 / 3.2 1.2 / 3.2 2.5 / 3.2 0.7 / 3.2
R11797-02	F	39.0 315.5	45.0 324.5	3.0 / 4.5 4.8 / 1.0	3.0 / 4.9 1.9 / 3.5

Zones J and M were capped at 70 g Au/t over 1.5 meter and 105 g Au/t over 1.0 meter.

Zones F, T and Y were capped at 55 g Au/t over 1.5 meter and 82.5 g Au/t over 1.0 meter.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, November 28, 2002

JIPANGU EXERCISES CAMBIOR WARRANTS

        Jipangu Inc., a Japanese investment company focused on the gold sector, exercised today 4.95 million warrants previously issued in connection with a private placement completed on December 12, 2001, having an exercise price of US $0.833 (Cdn $1.31) per share and expiring November 30, 2002.

        The proceeds from the exercise of these warrants, totalling US $4.12 million, will be added to the Company's cash resources and used for the construction and development of the Rosebel gold project, in Suriname.

        With this transaction, Jipangu Inc., Cambior's largest shareholder, increased its position in the capital stock of the Company from 26% to 28% of the current total 159.7 million common shares outstanding.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

* * * *

Longueuil, le 28 novembre 2002

JIPANGU EXERCE SES BONS DE SOUSCRIPTION DE CAMBIOR

        Jipangu inc., une société japonaise d'investissement aurifère, a exercé aujourd'hui 4,95 millions de bons de souscription antérieurement émis dans le cadre d'un placement privé complété le 12 décembre 2001, ayant un prix d'exercice de 0,833 $ US (1,31 $ Can) l'action et venant à échéance au 30 novembre 2002.

        Le produit de l'exercice de ces bons de souscription, qui totalise 4,12 millions $ US, sera ajouté à l'encaisse de la Compagnie et utilisé pour la construction et le développement du projet aurifère Rosebel, au Suriname.

        Avec cette transaction, Jipangu inc., l'actionnaire le plus important de Cambior, accroît sa participation dans le capital-actions de la Compagnie de 26% à 28 % du total actuel de 159,7 millions d'actions ordinaires en circulation.

        Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription « CBJ.WT » et « CBJ.WT.B » sont inscrits à la cote de la Bourse de Toronto.

        For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec:

CAMBIOR INC.
Robert LaVallière
Manager / Directeur
Investor Relations / Relations avec les investisseurs
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-32

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: December 12, 2002	By:	/s/ MARC DAGENAIS Marc Dagenais Vice President, Legal Affairs and Corporate Secretary

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